UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2014

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	February 28, 2014	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

(1) MAJOR TRANSACTION

IN RELATION TO THE PURCHASE OF SEVENTY
AIRBUS A320NEO AIRCRAFT

AND

(2) VOLUNTARY DISCLOSURE

IN RELATION TO THE SALE OF SEVEN AIRBUS A300-600 AIRCRAFT

MAJOR TRANSACTION

On 28 February 2014, the Company (as the purchaser) entered into the Purchase Agreement with Airbus SAS (as the seller) regarding the Acquisition.

The Acquisition constitutes a major transaction of the Company under the Listing Rules as applied by the Stock Exchange and is subject to the approval of the shareholders of the Company.

CEA Holding, which directly or indirectly holds approximately 64.35% of the issued share capital of the Company, does not have any interest or benefit under the Acquisition. No shareholder of the Company (including CEA Holding) would be required to abstain from voting at any general meeting of the Company, if convened, to approve the Acquisition.

The Acquisition has accordingly been approved in writing by CEA Holding pursuant to Rule 14.44 of the Listing Rules, and no general meeting of the Company is required to be convened.

The Company will issue and despatch to its shareholders the Circular as soon as possible but no later than 25 April 2014.

VOLUNTARY DISCLOSURE

This section is a voluntary disclosure made by the Company.

On 28 February 2014, the Company (as the seller) entered into the Disposal Agreement with Airbus SAS (as the purchaser) regarding the Disposal. The Disposal does not constitute a notifiable transaction under Chapter 14 of the Listing Rules.

THE PURCHASE AGREEMENT

On 28 February 2014, the Company (as the purchaser) entered into the Purchase Agreement with Airbus SAS (as the seller) regarding the Acquisition.

To the best knowledge, information and belief of the Directors having made all reasonable enquiry, Airbus SAS and its ultimate beneficial owner(s) are third parties independent of the Company and connected persons (as defined in the Listing Rules) of the Company, and are not connected persons of the Company.

Aircraft to be acquired	:	The Airbus Aircraft (i.e. seventy brand new Airbus A320NEO aircraft)

Consideration	:	The aircraft basic price of the Airbus Aircraft in aggregate is approximately USD6.37 billion (equivalent to approximately RMB38.984 billion) based on the relevant price catalog in 2012. Such aircraft basic price comprises the airframe price, engine price and optional features price.

The Purchase Agreement was negotiated and entered into in accordance with customary business and industry practice, under which Airbus SAS has granted to the Company substantive price concessions with regard to the Airbus Aircraft. Such price concessions were determined after arm’s length negotiations between the Company and Airbus SAS and as a result, the Consideration is significantly lower than the aircraft basic price of the Airbus Aircraft mentioned above.

Based on the Consideration, the relevant “percentage ratio” calculated under Rule 14.07 of the Listing Rules at the material time is above 25% but less than 100%. Accordingly, the Acquisition constitutes a major transaction of the Company under the Listing Rules as applied by the Stock Exchange.

In respect of the Acquisition, the Company understands its disclosure obligations normally required under Chapter 14 of the Listing Rules, and has therefore on a number of occasions raised the issue with Airbus SAS in order to seek its consent to the Company’s disclosing certain otherwise required information (including the Consideration) in this announcement and the Circular. Nonetheless, Airbus SAS, for business reasons and from a commercial perspective, did not accede to the Company’s request in this respect, and insisted on the preservation of the confidentiality carried with such information to the extent possible. The Company has made an application to the Stock Exchange for, and has obtained from the Stock Exchange, a waiver from strict compliance with the relevant provisions (including Listing Rules 14.58(4) and 14.66(4)) under the Listing Rules in respect of the disclosure of the Consideration.

The Company confirms that the extent of the price concessions granted to the Company under the Purchase Agreement is comparable to price concessions granted to the Company under the 2012 Agreement. The price concessions granted to the Company under the Purchase Agreement will mainly affect the depreciation of aircraft in the future operation cost of the Company. The Company believes that the price concessions obtained by the Company under the Purchase Agreement have no material impact on the Company’s future operating costs taken as a whole.

The Company has also taken into account the current economic environment, the industry performance and the Company’s financial position, and considers that the extent of the price concessions granted to the Company under the Purchase Agreement are fair and reasonable and in the interests of its shareholders.

Payment terms and source of funding	:	The Consideration is payable by cash in United States dollars in installments, and is, as currently contemplated, being funded through the Company’s working capital, bank loans from commercial banks and other sources of financing available to the Company.

Delivery	:	The Airbus Aircraft are expected to be delivered to the Company in stages from 2018 to 2020.

Reasons for entering into the Purchase Agreement and benefits expected to accrue to the Company	:	The Airbus Aircraft will primarily be used to satisfy the increasing demand for medium and short-haul passenger air transportation routes, to increase the Company’s capacity in medium and short-haul passenger air transportation routes, and to enhance the routes network of the Company. The purchase of the Airbus Aircraft will further optimise the Company's fleet, reduce unit jet fuel consumption and unit operating cost of the Company and strengthen the Company’s competitiveness in the civil aviation market.

Without considering the adjustments to be made to the aircraft fleet of the Company as a result of the market conditions and the age of the aircraft, the Acquisition will increase the ATKs of the Company by approximately 12.65% (based on the ATKs of the Company as at 31 December 2012).

As mentioned above, part of the Consideration is, as currently contemplated, being funded through bank loans from commercial banks. The Acquisition may therefore result in an increase in the Company’s debt-to-equity ratio, but as the Consideration is payable by installments, it is not expected to have substantial impact on the Company’s cash- flow position or its business operations.

The Acquisition has been approved by the Directors at the fifth ordinary meeting of the seventh session of the Board, and is subject to approval by the shareholders of the Company. The Acquisition is also subject to approval(s) by the relevant regulatory authority(ies) in the PRC in compliance with relevant regulatory requirements.

The Directors believe that the terms of the Purchase Agreement (including the price concessions under the Purchase Agreement) are fair and reasonable and in the interests of the Company’s shareholders as a whole.

Major transaction	:	The Acquisition constitutes a major transaction of the Company under the Listing Rules as applied by the Stock Exchange and is subject to the approval of the shareholders of the Company.

CEA Holding, which directly or indirectly holds approximately 64.35% of the issued share capital of the Company, does not have any interest or benefit under the Acquisition. No shareholder of the Company (including CEA Holding) would be required to abstain from voting at any general meeting of the Company, if convened, to approve the Acquisition.

The Acquisition has accordingly been approved in writing by CEA Holding pursuant to Rule 14.44 of the Listing Rules, and no general meeting of the Company is required to be convened.

VOLUNTARY DISCLOSURE

This section is a voluntary disclosure made by the Company.

At the fifth ordinary meeting of the seventh session of the Board, the proposal in relation to the Disposal was considered and approved by the Directors. On 28 February 2014, the Company (as the seller) entered into the Disposal Agreement with Airbus SAS (as the purchaser) regarding the Disposal. The Disposal does not constitute a notifiable transaction under Chapter 14 of the Listing Rules.

The ATKs of the seven Airbus A300-600 aircraft in 2012 was approximately 406.89 million tonne kilometers, representing approximately 2.06% of the ATKs of the Company as of 31 December 2012. The Company expects to eliminate the seven Airbus A300-600 aircraft from its operation in 2014.

FURTHER INFORMATION

The Company and Airbus SAS	:	The Company is principally engaged in the business of civil aviation.

Airbus SAS, to the knowledge of the Directors, is principally engaged in the business of aircraft manufacturing and selling aircraft.

The Company will issue and despatch to its shareholders the Circular as soon as possible but no later than 25 April 2014. Under Rule 14.41(a) of the Listing Rules, the Company is required to despatch the Circular within 15 business days after publication of this announcement. The Company has made an application to the Stock Exchange for, and has obtained from the Stock Exchange, a waiver from strict compliance with the requirements under Rule 14.41(a) of the Listing Rules for the following key reasons:

1.	The Company is heavily engaged in the preparation of the 2013 annual results of the Company in the next few weeks;

2.	The Company expects to incur additional time in collating and finalising certain information (including financial information) for insertion in the Circular. Given that the Company has a large number of overseas offices, the work required to prepare the statement of indebtedness, working capital sufficiency statement and certain financial information in the Circular is expected to be time-consuming and extensive. As such, to require the Company to undertake this work within 15 business days after publication of this announcement would cause undue burden to the Company in terms of time, labour and cost, which would not be in the best interests of the Company and its shareholders;

3.	Responses from certain parties to the Company’s queries are expected to be delayed, such responses being needed to prepare certain information (such as the statement of indebtedness and working capital sufficiency statement) in the Circular.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

“2012 Agreement”	means the agreement entered into on 23 November 2012 by the Company with Airbus SAS regarding the purchase of sixty brand new Airbus A320 series aircraft from Airbus SAS;

“Acquisition”	means the purchase of the Airbus Aircraft by the Company under the Purchase Agreement;

“Airbus Aircraft”	means seventy brand new Airbus A320NEO aircraft;

“Airbus SAS”	means Airbus SAS, a company created and existing under the laws of France;

“ATKs”	means the tonnes of capacity available for the transportation of revenue load (passengers and/or cargo) multiplied by the kilometres flown;

“CEA Holding”

means 中國東方航空集團公司 (China Eastern Air Holding Company), a wholly PRC state-owned enterprise and the controlling shareholder of the Company directly or indirectly holding approximately 64.35% of its issued share capital as at the date of this announcement;

“Circular”	means the circular to be issued by the Company to its shareholders containing information required under the Listing Rules in respect of the Acquisition;

“Company”

means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H shares, A shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively;

“Consideration”	means the actual consideration payable by the Company to Airbus SAS for the purchase of the Airbus Aircraft (taking into account the price concessions);

“Directors”	means the directors of the Company;

“Disposal”	means the disposal of seven Airbus A300-600 aircraft and certain spare parts and spare engines by the Company under the Disposal Agreement;

“Disposal Agreement”	means the agreement entered into on 28 February 2014 by the Company with Airbus SAS regarding the Company’s sale of seven Airbus A300-600 aircraft and certain aircraft spare parts and spare engines;

“Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“PRC”	means the People’s Republic of China;

“Purchase Agreement”	means the agreement entered into on 28 February 2014 by the Company (as purchaser) with Airbus SAS (as seller) regarding the Acquisition;

“RMB”	means renminbi, the lawful currency of the PRC;

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited;

“United States”	means the United States of America; and

“USD”	means United States dollar, the lawful currency of the United States of America.

For illustration purposes only, an exchange rate of USD1.00 to RMB6.12 is used in this announcement. No representation is made that any amount in RMB or USD is or could have been or could be converted at such rate or at any other rate or at all.

By order of the Directors
CHINA EASTERN AIRLINES CORPORATION LIMITED
WANG JIAN
Joint Company Secretary

As at the date of this announcement, the Directors are:

Liu Shaoyong	(Chairman)
Ma Xulun	(Vice Chairman, President)
Xu Zhao	(Director)
Gu Jiadan	(Director)
Li Yangmin	(Director, Vice President)
Tang Bing	(Director, Vice President)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)
Li Ruoshan	(Independent non-executive Director)
Ma Weihua	(Independent non-executive Director)

Shanghai, the PRC

28 February 2014

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